SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)

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Codorus Valley Bancorp, Inc.
(Name of Issuer)

______________________

Common Stock, par value $2.50 per share

(Title of Class of Securities)

192025104

(CUSIP Number)

J. Abbott R. Cooper

Driver Management Company LLC

250 Park Avenue

7th Floor

New York, NY 10177

646-360-0791

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2022

(Date of Event which Requires Filing of this Statement)

______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 192025104

1	NAME OF REPORTING PERSON Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 640,880
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 640,880
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

The percentage calculations herein are based upon an aggregate of 9,481,288 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of February 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-K filed with the SEC on March 8, 2022.

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CUSIP No. 192025104

1	NAME OF REPORTING PERSON Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 640,880*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 640,880*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Solely in its capacity as general partner of Driver Opportunity Partners I LP. Driver Management Company LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.

**

The percentage calculations herein are based upon an aggregate of 9,481,288 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of February 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-K filed with the SEC on March 8, 2022.

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____________

CUSIP No. 192025104

1	NAME OF REPORTING PERSON J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 640,880*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 640,880*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,880
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.76%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 640,880 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. as the controlling person of Driver Management Company LLC. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.

**

The percentage calculations herein are based upon an aggregate of 9,481,288 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of February 25, 2022, as reported in the Issuer’s Quarterly Report on Form 10-K filed with the SEC on March 8, 2022.

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CUSIP No. 192025104

1	NAME OF REPORTING PERSON Aashish R. Kamat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 192025104

1	NAME OF REPORTING PERSON John E. Kiernan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 192025104

1	NAME OF REPORTING PERSON A. Dwight Utz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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Item 1. Security and Issuer.

This statement constitutes Amendment Number 16 to the Schedule 13D (as amended from time to time, the “Schedule 13D”) relating to the common stock, $2.50 par value (the “Common Stock”), of Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY” or the “Issuer”) and hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 6, 2021. Capitalized terms used but not otherwise defined herein shall have the meaning given them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On April 7, 2020, CVLY reported that it expected to take a loss of “approximately $7.5 million” that arose “primarily from a single, large commercial lending relationship” and that CVLY’s “outstanding exposure to this borrow was approximately $8 million.” The Reporting Persons recently learned that the specific cause of the loss was that the loan in question (the “Fake Ferrari Loan”) had been secured by a vehicle that had been alleged to be a “1959 Ferrari Testa Rossa” worth $45-50 million, yet after an event of default occurred, it was discovered that the car (the “Fake Ferrari”) was not a Ferrari at all, but a replica that was sold at auction for gross proceeds of approximately $209,000.

On March 3, 2022, Mr. Cooper sent Mr. Kauffman a letter (the “March 3 Letter”) requesting, among other things, information about the circumstances under which the Fake Ferrari Loan was made, Mr. Kauffman’s relationship with the borrower and whether CVLY obtained its own appraisal of the Fake Ferrari before making the Fake Ferrari Loan of if CVLY had relied entirely on the appraisal provided by the borrower. The full text of the March 3 Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 8, 2022, Driver sent a letter to CVLY (the “March 8 Books and Records Demand”) requesting to inspect certain books and records relating to, among other things, the Fake Ferrari Loan (including any appraisals of the Fake Ferrari). A copy of the March 8 Books and Records Demand is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit	Description
Exhibit 99.1	March 3 Letter
Exhibit 99.2	March 8 Books and Records Demand

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Driver Opportunity Partners I LP
	By:	Driver Management Company LLC, its general partner

Dated: March 9, 2022	By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

	By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

	By	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

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